FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 23, 2005, announcing that Registrant has been informed by its shareholders, Bank Hapoalim B.M. and Mivtach Shamir, that Bank Hapoalim has entered into an agreement for the assignment of its loan and the option for the sale of a portion of its shares.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 23, 2005

Gilat announces that Bank Hapoalim has informed of plans to sell debt and portion of shareholdings in Company

Petah Tikva, Israel, June 23, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that it has been informed by its shareholders, Bank Hapoalim B.M. and Mivtach Shamir, that Bank Hapoalim has entered into an agreement for the assignment of its loan and the option for the sale of a portion of its shares.

As per the terms of the contemplated agreement, Bank Hapoalim is to sell to York Capital Management, an investment fund headquartered in New York City, its rights and interest in the outstanding loan to the Company in the amount of $71.4 million and an option for the purchase of 1,000,809 of its approximately 3.3 million shares in the Company. In addition, the Bank informed the Company that the agreement will include the sale of an additional 1,250,000 shares to Mivtach Shamir Finance Ltd. The Bank and Mivtach Shamir also confirmed that they agreed to provide York Capital with a proxy to vote the remaining Gilat shares held by the Bank and those sold to Mivtach Shamir as part of the transaction. The proxy is to remain valid until the earlier of two years from the closing and the date upon which such shares are sold.

The consummation of the agreement is subject to the procurement of the required regulatory approvals, the completion of due diligence, the execution of the requisite documents for the assignment of the Company’s debt and the nomination of purchaser’s representatives to the Company’s board of directors.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,”“believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:

Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:

Hanita Rosenthal, Director of Corporate Marketing
Tel: +(972)3-925-2408; hanitar@gilat.com